SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                 FORM 12b-25

                                           Commission File Number 0-15946

                         NOTIFICATION OF LATE FILING
                        ----------------------------

        (Check One):  [   ]  Form 10-K   [   ] Form 11-K  [   ] Form 20-F
   [ X ] Form 10-Q   [   ] Form N-SAR

   For Period Ended: September 30, 1996
                     --------------------------------------------


   [ ] Transition Report on Form 10-K     [ ]  Transition Report on
                                               Form 10-Q
   [ ] Transition Report on Form 20-F     [ ]  Transition Report on
                                               Form N-SAR
   [ ] Transition Report on Form 11-K

   For the Transition Period Ended:
                                   -------------------------------------

        Read attached instruction sheet before preparing form. Please print or type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_______
   ____________________________________________________________________.


                       Part I.  Registrant Information
                       -------------------------------

   Full name of registrant Delphi Information Systems, Inc.
                           ---------------------------------------------

   Former name if applicable

   _____________________________________________________________________
   Address of principal executive office (Street and number)

   3501 Algonquin Road
   ----------------------------------------------------------------------
   City, State and Zip Code  Rolling Meadows, Illinois 60008
                             --------------------------------------------

                      Part II.  Rule 12b-25 (b) and (c)
                      ---------------------------------

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

   [ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   [ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

   [   ]     (c)  The accountant's statement or other exhibit required by
             Rule 12b-25(c) has been attached if applicable.


                            Part III.  Narrative
                            --------------------

        State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion of thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

        The registrant has not been able to complete its internal review of the filing because it had anticipated a due date for the filing of November 15, 1996, rather than November 14, 1996.


                         Part IV.  Other Information
                         ---------------------------

        (1) Name and telephone number of person to contact in regard to this notification

   W. Brinkley Dickerson, Jr.,    Schiff Hardin & Waite      312-258-5633
   ----------------------------------------------------------------------
             (Name)                     (Area Code)    (Telephone number)

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                      [ X ] Yes  [   ] No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                      [ X  ] Yes  [  ] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                 SIGNATURES
                                 -----------

                      Delphi Information Systems, Inc.
   ----------------------------------------------------------------------
                (Name of registrant as specified in charter)

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

   Date:   November 14, 1996               By  /s/ James A. Harsch
         --------------------------------      ------------------------
                                               James A. Harsch
                                               Chief Financial Officer


                     Explanation of Anticipated Changes
                     ----------------------------------


   As the registrant has previously announced, revenues for its second quarter were $7,234,000, representing a 36% decrease compared to the second quarter of the prior year. The registrant s net loss for the quarter was $3,903,000 as compared to a net loss of $1,337,000 for the second quarter of the prior year.